Bionomics Limited

200 Greenhill Road

Eastwood SA 5063

Australia

November 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attention:	Christopher Edwards

Jordan Nimitz

Kevin Vaugh

Christine Wong

Re:	Bionomics Limited

Registration Statement on Form F-1

File No. 333-268314

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Bionomics Limited (the “Company”), respectfully requests that the effective date of the Registration Statement on Form F-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on November 15, 2022, or as soon as practicable thereafter.

Please contact Michael E. Sullivan of Latham & Watkins LLP, counsel to the Company, at (858) 523-3959, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

BIONOMICS LIMITED

By:	/s/ Errol De Souza
Errol De Souza, Ph.D.
Executive Chairman

cc:	Michael E. Sullivan, Latham & Watkins LLP

Nathaniel Ajiashvili, Latham & Watkins LLP

Anthony W. Basch, Kaufman & Canoles, P.C.

Yan (Natalie) Wang, Kaufman & Canoles, P.C.